Mail Stop 3561

November 28, 2006

Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien, Plan-les-Ouates
Geneva Switzerland

      Re: SES Solar Inc.
              Amendment No. 1 to Form 8-K dated September 27, 2006
              Filed November 16, 2006
              Initially filed October 4, 2006
              Form 10-QSB for Fiscal Quarter Ended September 30, 2006
              Filed November 20, 2006
              File No. 0-49891

Dear Mr. Hadorn:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated September 27, 2006

Forward-Looking Statements

1. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer. See Section 21E(b)(1)(C)

of the Securities Exchange Act of 1934. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

General

2. Please revise the disclosures in Form 8-K to show the exchange rate between CHF Swiss Francs and US dollars and/or include the US dollar equivalent when you provide monetary disclosures.

Share Exchange with SES Societe D' Energie Solaire S.A.

3. Based on the present disclosure we note 77,356,167 common shares issued and outstanding as of September 30, 2006. We refer you to Item 2. of Part II – Other Information of Form 10-QSB. Please reconcile this amount with the 68,981,167 of common shares disclosed to be outstanding after the merger transaction on September 27, 2006. Please advise and revise as appropriate.

4. If outstanding common shares exceed 68,981,167 after the closing date of the share exchange agreement please tell us how this affects the surviving entity and/or shareholders, if at all. We refer you to point five of Form 8-K dated August 31, 2006 and filed on September 1, 2006.

Risk Factors

5. Please eliminate the third sentence in the headnote as it implies you have not set forth the material risks facing your business as required in the risk factors section.

6. Some of your risk factor captions state facts and do not fully describe the risk. For example:

    - "We have a history of losses and nominal operating results, which raise substantial doubt about our ability to continue as a going concern"; and

    - "We face intense competition from manufacturers of crystalline silicon solar modules, thin film solar modules and solar thermal and concentrated photovoltaic systems."

    Please revise. Ensure that your risk factor captions clearly and concisely describe the risks. Please avoid the generic conclusion that the particular risk would materially and adversely affect your financial condition and results of operations.

<u>"We have a history of losses..."</u>

7. You refer to "all the risks inherent in the establishment of a developing enterprise." Please briefly discuss these risks.

<u>"The reduction or elimination of government subsidies…"</u>

8. Please eliminate mitigating language from your risk factors, such as the first clause in the third sentence of the third paragraph.

9. This risk factor is long. Please present as a separate risk factor the discussion of the lobbying efforts of electric utility companies to protect their revenue streams.

<u>Business subsequent to the acquisition of Société d'Energie Solaire</u>

10. You state in your business summary, among other things, that your sales strategy is predicated primarily on being a "global producer" of photovoltaic modules and tiles. This statement is inappropriate for a company that appears to have limited production. Please revise.

11. You state that you believe that you will be contributing to "energy security, social equity, and protection of the ecosystems upon which life depends." Please define "social equity." Also explain your statement in further detail.

12. You indicate that in addition to your product line of solar modules and solar tiles, you offer comprehensive engineering services for special photovoltaic projects of a certain size. Expand this section to provide detailed information concerning your operations. This would include such matters as:

    *   the extent of your production;
    *   description of your manufacturing processes;
    *   discussion of your photovoltaic projects;
    *   description of your engineering services; and
    *   consultants/engineers/employees involved in these matters.

    These are just examples. What is needed is specific information regarding all activities to clearly describe your status and the magnitude of the post-acquisition business.

<u>General Information Regarding Photovoltaic Cells/Market</u>

13. We note you present market data and discuss photovoltaic advantages and drawbacks. If the information is based upon reports, articles, or studies,

please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, please file a consent from the source.

Products

14. Please eliminate the statement that your solar tiles are recognized for their high quality as it is self-promoting in nature. Please eliminate similar statements elsewhere in your document.

15. You indicate that industry tests have shown that the tiles can withstand extreme wind conditions. State whether these tests were performed by independent third parties.

16. You state that you expect that your proprietary technology will give you a competitive advantage, with respect to cost and reliability, over your customers. Also indicate that there is no assurance this will be the case.

Market

17. Above the graph of the European market seen from the European Photovoltaic Industry Association, you indicate that the "grid connected market is expanding worldwide and forecasts are very positive." In the interest of balanced disclosure, please also indicate, as in your risk factors section, that the solar energy market is at a relatively early stage of development, and the extent to which your solar tiles and modules will be widely adopted is uncertain.

The Manufacturing Process

18. Please revise the second sentence in your first paragraph to state that you believe you have one of the most versatile laminators in the world having the capability to laminate modules larger that 3 sq. m. Also state the basis of your belief.

Research And Development

19. Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of such activities are borne directly by customers.

Employees

20. You indicate that as of September 27, 2006, you had two management staff,

external consultants, temporary workers but no employees. Please indicate the number of external consultants and temporary workers that are working for you.

Management's Discussion and Analysis

Material Trends and Uncertainties

21. You disclose the potential of unfavorable regulatory changes in Germany and that your operations are limited to Switzerland. We refer you to note 10 of page F-13. Please advise or expand your discussion to include the material uncertainties of economic and government incentives that exist in all significant countries or markets you serve. We note you discuss Spain, France, South Korea, Japan and the United States in your risk factors.

Results of Operations-Fiscal Year Ended December 31, 2005

Revenues and Cost of Revenues

22. Please tell us why the release of inventory, used to settle unpaid rent, generated revenue. In your response please include your basis in U.S. GAAP for the presentation and valuation of revenue as well as the amounts recognized in each of the periods presented. Please also confirm that Atlantis Solar Systeme is an unrelated party, and consider disclosing this fact in future filings.

Other Income

23. Please tell us the nature of the transaction described as the abandonment of accounts receivable and your basis for recognizing income.

Results of Operations-Six Months Ended June 30, 2006

Revenues and Cost of Revenues

24. Please explain what is meant by adjusting accounts to conform to U.S. GAAP. Please include a description of the prior U.S. GAAP, the presently applied U.S. GAAP and why or why not a letter of preferrability from your independent accountants is required. Please also include the amounts of cost of goods sold and periods affected by these adjustments, as applicable.

Operating Expenses

25. Interest expense increased in the six months ended June 30, 2006 as compared
    with June 30, 2005. Please explain what is meant by a debt restructuring and
    how that resulted in the interest charge. Please tell us where this restructuring
    is discussed in the financial statements, or why such disclosure is not required.

Management

26. Please revise each of the biographies in this section to provide more clearly
    and concisely the information required by Item 401(a)(4) of Regulation S-B.
    For example, name the "solar energy and engineering company" and the
    "strategy and management consulting company" where Mr. Hadorn worked
    and state his positions at these companies. Name the company where Mr.
    Hadorn worked for 10 years as "a project leader on a geographical
    information system software product for the design and management of
    energy networks." State his position and disclose the nature of that business.
    These are only a few examples.

Market for Common Equity And Related Stockholder Matters

27. Please explain why your low bid price for the quarter ended June 30, 2006 is
    higher than your high bid price.

28. Please tell us why you indicate "N/A" with respect to quarters prior to the
    quarter ended June 30, 2006.

Financial Statements

29. We note the disclosure in item 3 of the second paragraph of Item 9.01
    regarding the requirement to provide pro forma information. Please advise or
    revise the filing to include a detailed discussion of the significant pro forma
    effects on the continuing entity that are not apparent from the historical
    financial statements of Société d'Energie Solaire. See Rule 11(b)(1) of
    Regulation S-X. We would expect to see disclosures and/or tabular
    information for the following:

    - A revised capital structure to reflect the number of shares issued to
      effect the reverse acquisition;

    - A description and the results of the earnings per share calculations for
      the periods both preceding and following the recapitalization;

    - The amount of transaction costs associated with the recapitalization
      and the accounting treatment; and

- The effects of abandoning the internet website on the historical financial statements of SES Solar Inc. on financial position.

Statement of Operations for the Year Ended December 31, 2004

30. The income statement for 2004 includes other income of approximately $107,000. Please advise or revise and include a footnote explaining what this represents and why it is included as "other" rather than as an operating item.

Notes to the Financial Statements

Note 4. Summary of Significant Accounting Policies

31. We note the risk factor and other disclosure regarding the significance of extended warranties; however, we do not see disclosure in the financial statements about warranties. Please tell us your historical experience with regard to warranty expense, and also tell us your analysis as to whether or note this is a critical accounting policy.

32. Note 4 states that research and development costs are expensed as incurred. In view of the risk factor discussion of this topic, and disclosure in management's discussion and analysis, it is not clear why research and development is not reported as a separate line item of the statement of operations. To the extent material, please disclose in your notes or revise the financial statements to separately state the amounts charged to expense in the periods presented.

33. Your revenue recognition policy states that you recognize revenue on product sales as product is sold and footnote 5 discloses that you apply the percentage of completion method. We refer you to page F-10. Please expand or revise your accounting policy and note, as appropriate, to specify the circumstances when each accounting principle is applied, as applicable.

34. You disclose that you design, engineer, assemble and install solar energy solutions, however; your accounting policy does not disclose that you recognize multiple deliverables in a revenue arrangement. Please tell whether EITF 00-21 is applicable to existing sales contracts that involve multiple deliverables and include your consideration of paragraph 5 of the EITF in your response. If applicable, please revise your accounting policy to discuss the EITF. If it is not applicable, please tell us the higher level of accounting literature that is applicable or why there is no other specific applicable literature and SAB No. 104 is appropriate by default. Please expand your disclosure to discuss the accounting treatment for contracts with multiple revenue generating activities.

35. The policy note for receivables and credit policies states that you recorded no bad debt expense in either 2004 or 2005. Please tell us how the lack of bad debt expense is consistent with disclosure in management's discussion and analysis of the customer bankruptcy and abandonment of accounts receivable. Also, please explain why accounts receivable were negative at December 31, 2004 and why it is appropriate to classify the negative amount as an asset or revise the financial statements to classify the receivables as a liability. Please also revise future filings, to clarify if receivables are presented net of any reserve.

Note 8. Long-Term Debt Service Cantonal de l'energie

36. Please revise future filings to reconcile the footnote disclosure to the amount reported on the face of the balance sheet.

37. To the extent material, please tell us if you receive any forms of consideration from third party equipment manufacturers and your accounting treatment. We note that you disclose you are dependent on vendors to provide favorable pricing terms. See EITF 02-16.

Change in Accountants

38. We note that you did not report a change in accountants under item 4.01 of your Form 8-K filed October 4, 2006. We believe a change in accountants took place on September 27, 2006 upon consummation of the merger transaction; therefore, the information required by Item 304 of Regulation S-B should have been provided within four business days of September 27, 2006. We also note you provided the required information in a Form 8-K filed under Item 4.01 on November 8, 2006. We believe, that although all information has been provided, it has not been provided timely for purposes of Form S-3.

Exhibits

39. We note you have incorporated your code of ethics from your Form 10-KSB filed on March 31, 2005. Please discuss in your filing whether it will apply to your post-acquisition business.

Form 10-QSB for the Three Months Ended September 30, 2006

Statements of Operations (Unaudited), page F-3

40. Please include a reconciliation of the numerators and denominators for basic earnings per share. See paragraph 40.a. of SFAS No. 128.

Statements of Cash Flows (Unaudited), page F-4

41. Please explain your presentation of the $3,981,080 cash proceeds from the issuance of 4,976,350 common shares on September 8, 2006. We would expect to see the proceeds reflected as a financing cash inflow. See paragraph 19.a. of SFAS No. 95.

42. Please explain the basis for calculating and recording an investing cash inflow for acquisition of approximately $3.5 million and ($38,328) for a currency adjustment on equity. We would expect to see the effect of exchange rate changes on cash presented after financing activities and before the cash balances. Please also tell us where the $816,700 cash held in trust is presented in the statement, if at all.

Notes to the Financial Statements, page F-5

General

43. Please revise future filings to include a note that the interim statements are unaudited and include all adjustments necessary to make the financial statements not misleading, if true. Also, please disclose that the "period" referred to in the statements is the three or nine month period, as applicable.

Note 1. Organization and Nature of Operations, page F-5

44. In future filings, please include a footnote explaining what "other expenses" represent on the face of the statement of operations, if material. We note the line item represents approximately 6% of net loss for the three months ended September 30, 2006.

Note 14. Income Taxes, page F-10

45. Please advise or revise your disclosure to state that, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We assume that you have deferred tax assets for net operating losses and the book and tax basis differences for fixed assets.

46. Please tell us if the recapitalization on September 27, 2006 qualifies as a change in majority ownership and the impact on the deferred tax asset related to accumulated deficits, if any. We refer you to the disclosure of the Swiss tax code.

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

Investing Activities

> 47. Please expand your discussion to explain how $3.5 million of investing cash inflows was caused by the share exchange in the reverse merger.

Capital Expenditures

> 48. Please expand your discussion to include the cash requirements of the current construction of the new solar panel manufacturing facility in Geneva.

Controls and Procedures

(b) Changes in Internal Control over Financial Reporting

> 49. You are required to disclose any, not material, changes in the company's internal control over financial reporting occurring during the quarter ended September 30, 2006. Please verify, if true, that there were no changes in the company's internal control over financial reporting that occurred during the quarter ended September 30, 2006 that materially affected or is reasonably likely to materially affect the company's internal control over financial reporting. See Item 308(c) of Regulation S-B.

***

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Burnett, Staff Accountant, at 202-551-3330, or in his absence, Brian McAllister, at 202-551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Staff Attorney, at 202-551-3240 me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director